EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio)	For the years ended June 30,
	2007	2006	2005	2004	2003
Consolidated pre-tax income from continuing operations	$185,652	$146,175	$101,351	$55,273	$79,965
Interest portion of rental expense	6,167	5,373	5,089	4,375	2,671
Minority interest	─	—	—	843	162

Earnings	$191,819	$151,548	$106,440	$60,491	$82,798

Fixed charges, being interest portion of rental expense	$6,167	$5,373	$5,089	$4,375	$2,671

Ratio of earnings to fixed charges	31.1	28.2	20.9	13.8	31.0